

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2016

Mark Hutchens
Chief Financial Officer
Papa Murphy's Holdings, Inc.
8000 NE Parkway Drive, Suite 350
Vancouver, WA 98662

> **Re:** **Papa Murphy's Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2015**
> **Filed March 9, 2016**
> **File No. 001-36432**

Dear Mr. Hutchens:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure